1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Philip T. Hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

September 6, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Asen Parachkevov and Megan Miller

Re:	Eagle Point Credit Company Inc.
Registration Statement on Form N-2
File Numbers: 333-205540; 811-22974

Ladies and Gentlemen:

On behalf of Eagle Point Credit Company Inc., a Delaware corporation (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in telephone calls between Megan Miller of the Staff and Thomas J. Friedmann of Dechert LLP, outside counsel to the Fund, on July 28, 2016 and between Asen Parachkevov of the Staff and Philip T. Hinkle and Erin M. Lett of Dechert LLP on August 5, 2016.

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable response. Concurrently, the Fund is filing post-effective amendment no. 6 (“Amendment No. 6”) to its registration statement on Form N-2 (the “Registration Statement”) via EDGAR. We will also provide under separate cover courtesy copies of Amendment No. 6, as submitted and marked to show the changes from post-effective amendment no. 4 to the Registration Statement.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Asen Parachkevov and Megan Miller September 6, 2016 Page 2

Post-Effective Amendment No. 4 to the Registration Statement

1.	Please consider whether it is necessary to continue including disclosure on the front cover relating to the aggregate market value of the Fund’s common stock held by selling stockholders.

Response:

The Fund believes that it is common practice in the industry to include on the front cover the aggregate market value of securities being registered pursuant to a registration statement that are held by the selling stockholders. The Fund believes that potential investors may view the information as material and will expect to see the information disclosed in such a manner.

2.	Please confirm whether any of the collateralized loan obligation (“CLO”) collateral managers referenced in the prospectus are affiliated persons of Stone Point Capital LLC or the Trident V Funds.

Response:

The Fund confirms that none of the CLO collateral managers referenced in the prospectus are affiliated persons (as defined in Section 2(a)(3) of the Investment Company Act of 1940, as amended (“1940 Act”)) of either Stone Point Capital LLC or the Trident V Funds.

3.	In the table presenting a description of the Fund’s portfolio investments, please clarify that the aggregate exposure to senior secured loans is obtained indirectly through investments in CLOs.

Response:

The Fund has revised the table and added a footnote clarifying that the Fund obtains exposure to underlying senior secured loans through its investments in CLOs.

4.	In the section entitled “Our Competitive Advantage,” the bullet with the heading “Alignment of Interests” describes the application of the “hurdle rate.” Please add disclosure explaining how the Fund’s obligation to pay monthly dividends on its preferred stock is not dependent upon meeting the hurdle rate.

Asen Parachkevov and Megan Miller September 6, 2016 Page 3

Response:

The Fund has added disclosure to the section entitled “The Adviser and the Administrator – Investment Advisory Agreement – Management Fee and Incentive Fee” that clarifies that the payment of monthly dividends on its preferred stock (including any preferred stock that may be held by officers or other affiliates of the Adviser) is not subject to meeting the hurdle rate.

5.	Please explain in your response to the Staff why the assumption of the Fund’s adjusted total assets in the Fees and Expenses Table decreased from $427.0 million in pre-effective amendment no. 5 to the Registration Statement, which was filed on November 25, 2015, to $341.8 million in post-effective amendment no. 4 to the Registration Statement.

Response:

The Fund notes that the change in the assumption regarding adjusted total assets is principally driven by (1) a decrease in the Fund’s net asset value, from $257.2 million as of June 30, 2015 to $180.0 million as of March 31, 2016, and (2) an increase in the assumed rate at which the Fund incurs leverage, from approximately 31% of total assets to 35% of total assets. The Fund notes that it has revised such assumption in Amendment No. 6 in connection with the publication of the Fund’s unaudited consolidated financial statements as of and for the period ended June 30, 2016, with the assumption being based on the Fund’s total assets as of June 30, 2016.

6.	If the assumptions used by the Fund in preparing the Fees and Expenses Table change while the Registration Statement, or any amendment thereto, is still effective, please undertake to file a prospectus supplement with the Commission reflecting such updated assumptions.

Response:

The Fund hereby undertakes to file a prospectus supplement with the Commission that reflects any updates in the assumptions used in preparing the Fees and Expenses Table prior to using the Registration Statement to offer common stock.

Asen Parachkevov and Megan Miller September 6, 2016 Page 4

7.	Please provide the calculations supporting the amount listed in the Fees and Expenses Table for the line “Interest payments on borrowed funds.” The Staff was unable to duplicate this result based upon the information provided in the footnotes to the table.

Response:

As requested, attached as Annex A to this letter are the calculations supporting the amount listed for the line “Interest payments on borrowed funds” in the Fees and Expenses Table. The Fund notes that such amounts have been updated to reflect the updated figure included in Amendment No. 6 for this line item.

8.	With respect to Footnote 3 to the Fees and Expenses Table, please explain to the Staff why expenses related to the Fund’s dividend reinvestment plan are included in the calculation of “Other expenses.” See General Instruction 4 in Item 3 of the Form N-2.

Response:

The Fund respectfully notes that the instructions to the “Fees and Expenses” table require that fees that are charged to participating shareholder accounts be disclosed as a separate line item under “Stockholder Transaction Expenses”. However, stockholders will bear the expenses incurred by the Fund in connection with administering the Fund’s dividend reinvestment plan regardless of whether they actually participate in that plan. The Fund, therefore, believes that it is more appropriate to treat such expenses as ongoing annual expenses of the Fund for purposes of the presentation set forth in the “Fees and Expenses” table rather than as stockholder transaction expenses specific to an offering pursuant to the Registration Statement.

9.	With respect to the Fund’s wholly-owned Cayman subsidiary (the “Cayman Subsidiary”):

(i)	Please confirm that the financial statements of the Cayman Subsidiary are consolidated with those of the Fund.

Response:

The Fund confirms that the financial statements of the Cayman Subsidiary are consolidated with those of the Fund.

Asen Parachkevov and Megan Miller September 6, 2016 Page 5

(ii)	Please disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Cayman Subsidiary.

Response:

The Fund confirms that the Fund aggregates its direct investments with the Cayman Subsidiary’s investments when testing for compliance with Section 8 and Section 18.

(iii)	Please disclose that the Cayman Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17) and identify the custodian of the Cayman Subsidiary.

Response:

The Fund confirms that the Cayman Subsidiary complies with, and will continue to comply with, the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and complies with, and will continue to comply with, the custody provisions of Section 17(f). Additionally, each of the Fund and the Cayman Subsidiary utilizes the same custodian (Wells Fargo Bank, National Association).

(iv)	Disclose any of the Cayman Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund.

Response:

The Fund confirms that, to the extent any principal investment strategies and principal risks of the Cayman Subsidiary are deemed principal investment strategies and principal risks of the Fund on an aggregate basis, such principal investment strategies and principal risks are disclosed as such in the Fund’s prospectus.

(v)	Confirm that the Cayman Subsidiary is not subject to a management fee.

Response:

The Fund confirms that the Cayman Subsidiary is not subject to a management fee.

Asen Parachkevov and Megan Miller September 6, 2016 Page 6

(vi)	Confirm that, in connection with its review of the Fund’s investment advisory agreement under Section 15(c) of the 1940 Act, the Fund’s board of directors reviews the Fund and the Cayman Subsidiary on a consolidated basis.

Response:

The Fund confirms that, in connection with its review of the Fund’s investment advisory agreement under Section 15(c) of the 1940 Act, the Fund’s board of directors considers the performance and expense data of the Fund and its subsidiaries (including the Cayman Subsidiary) on a consolidated basis and may also consider the activities of the Cayman Subsidiary and the related nature and quality of the services provided with respect to the Cayman Subsidiary together with its consideration of such factors in respect of the Fund. However, the Fund respectfully notes that the Cayman Subsidiary is not a registered investment company under the 1940 Act and therefore is not subject to the requirements of Section 15.

(vii)	Confirm that (1) the Cayman Subsidiary and its board of directors have designated an agent for service of process in the United States; and (2) the Cayman Subsidiary and its board of directors will agree to inspection by the Staff of the Cayman Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response:

The Fund hereby confirms that the Cayman Subsidiary and its board of directors will designate a domestic (U.S.) agent for service of process, although not required by applicable law. In addition, the Fund hereby confirms that the Cayman Subsidiary and its board of directors will agree to examination of the Cayman Subsidiary’s books and records by the SEC. The books and records of the Cayman Subsidiary are maintained in accordance with Section 31 of the 1940 Act and the rules thereunder together with the books and records of the Fund.

10.	The section entitled “Prospectus Summary – Financing and Hedging Strategy – Leverage by the Company” states that the Fund generally expects to operate with leverage within a range of 25% to 35% of total assets. Please explain in your correspondence to the Staff how the Fund is permitted to incur leverage of over 33% of total assets (less current liabilities).

Asen Parachkevov and Megan Miller September 6, 2016 Page 7

Response:

The leverage range disclosed in the Registration Statement and noted by the Staff is for a combined leverage ratio that includes both securities representing indebtedness and preferred stock. The Fund respectfully notes that the asset coverage restrictions under Section 18 of the 1940 Act for registered closed-end companies such as the Fund apply separately to classes of senior securities that represent indebtedness and those that represent stock. As Section 18(a)(2) only requires asset coverage of at least 200% with respect to preferred stock, to the extent the Fund has preferred stock outstanding, its leverage ratio may exceed 33% of total assets (which would be the maximum leverage permitted if such leverage represented only indebtedness).

11.	Please review the principal strategy and principal risk disclosures related to derivatives and tailor the disclosures to the actual operations of the fund and related risks.

Response:

In drafting the disclosure relating to derivatives, the Fund took into consideration the guidance set forth in the July 30, 2010 letter from Barry Miller to the Investment Company Institute. The disclosure concerning derivatives reflects how such investments were expected to be utilized by the Fund when it commenced operations. In response to the Staff’s request, and based on the Fund’s experience since it commenced operations, the Fund has reviewed and further tailored the disclosures to reflect the Fund’s current expectations relating to the Fund’s potential use of derivatives.

12.	Please disclose in the section entitled “Use of Proceeds” whether proceeds could be used to make a return of capital.

Response:

The Fund has added disclosure to the section entitled “Use of Proceeds” stating that proceeds of offerings may be used to pay distributions to stockholders which may include a return of capital. The Fund supplementally notes that it has disclosed in each applicable prospectus supplement if proceeds of an offering could be used to pay a distribution to the Fund’s stockholders.

Asen Parachkevov and Megan Miller September 6, 2016 Page 8

13.	The Staff notes that the section entitled “Determination of Net Asset Value” refers to a review of “information compiled by the Adviser.” Please disclose in more detail the information the Adviser uses to estimate fair value and whether such information includes a discounted cash flow analysis (or explain in correspondence where such disclosure is presented). The Staff requests that the Fund provide as much detail on the Adviser’s valuation process as possible.

Response:

The Fund notes that Notes 2 and 3 to the Fund’s consolidated financial statements as of and for the period ended March 31, 2016, and Notes 2 and 3 to the Fund’s consolidated financial statements as of and for the period ended June 30, 2016, each describe the valuation techniques and inputs used in the Adviser’s fair valuation process for the Fund’s investments. The Fund also notes that both the narrative disclosure and the table summarizing the quantitative inputs and assumptions used for investments categorized in Level III of the fair value hierarchy in Note 3 describe the use of discounted cash flow techniques. The Fund has added additional detail consistent with such notes to the prospectus in response to the Staff comment.

Periodic Review of the Fund’s Public Filings Pursuant to the Sarbanes-Oxley Act of 2002

14.	Please explain why the Fund filed an amended Form NSAR-B on March 2, 2015. Going forward, please also undertake to provide a cover letter to the Staff in connection with any future amended filings explaining the reason for such filing.

Response:

Due to administrative oversight, the initial filing of the Fund’s NSAR-B for the fiscal year ended December 31, 2014 did not include the required exhibits. Less than three hours later, upon discovering the error, the Fund filed an amended NSAR-B to include such exhibits. The Fund hereby undertakes to provide a cover letter to the Staff in connection with any future amended filings explaining the reason for such filing.

15.	The Staff notes that neither the Fund’s audited Consolidated Statement of Assets and Liabilities as of December 31, 2015, as included in the Form N-CSR filed with the Commission on February 26, 2016, nor the Fund’s unaudited Consolidated Statement of Assets and Liabilities as of March 31, 2016, as included in the Form N-30B-2 filed with the Commission on May 19, 2016, states separately as a liability any amount payable to the Fund’s trustees in accordance with Rule 6-04.12 of Regulation S-X. Please confirm that there was no amount payable to the Fund’s trustees on the date of each Statement of Assets and Liabilities.

Asen Parachkevov and Megan Miller September 6, 2016 Page 9

Response:

The Fund confirms that there was no amount payable to the Fund’s directors as of December 31, 2015. The Fund respectfully notes that the Consolidated Statement of Assets and Liabilities as of March 31, 2016 includes a separate line for “Directors’ fees payable”. In addition, the Fund notes that the Consolidated Statement of Assets and Liabilities as of June 30, 2016 similarly includes a separate line for “Directors’ fees payable”.

16.	The Staff notes that the Fund’s Form N-CSR for the fiscal year ended December 31, 2015 directs stockholders to the Fund’s Semi-Annual Report for the period ended June 30, 2014 for a report regarding the basis upon which the Fund’s board of directors approved the investment advisory agreement between the Fund and its investment adviser. The referenced Semi-Annual Report states that the Fund’s board of directors approved the investment advisory agreement on May 1, 2014. Please confirm and explain how, based on this chronology, the Fund is in compliance with Section 15 of the 1940 Act.

Response:

The Fund respectfully submits that, while the investment advisory agreement was initially approved by the Fund’s board of directors in May 2014, the investment advisory agreement was not executed until immediately prior to the filing of Form N-8A on June 6, 2014. The continuance of the investment advisory agreement was approved by the Fund’s board of directors in May 2016, before the second anniversary of the investment advisory agreement’s execution, in accordance with Section 15(a)(2) of the 1940 Act.

17.	The Staff notes that the Fund invests in securities issued by CLOs. Please indicate whether the Fund “controls” any such CLOs, as such term is defined in the 1940 Act, that would warrant additional disclosure pursuant to Rules 3-09, 4-08(g) or 12-14 of Regulation S-X.

Response:

The Fund confirms that it does not “control,” as such term is defined in the 1940 Act, the issuer of any of the CLO securities that it holds. While the subordinated notes that form the core of the Fund’s investment portfolio generally have certain limited rights related to the protection of the Fund’s investment therein, the holders of these subordinated notes (including the Fund) are not entitled to (1) vote for the election of the directors of the issuing CLO or (2) otherwise exercise a controlling influence over the management or policies of the issuing CLO. Further, the holders do not have a general right to appoint or terminate the CLO’s collateral manager or the managers or directors of such collateral manager. For so long as the Fund does not control the issuer of any of the securities that it holds, the Fund undertakes to include a statement in future financial statements to that effect.

Asen Parachkevov and Megan Miller September 6, 2016 Page 10

* * * * * * * * *

The Fund hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to any filing, (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of disclosure in its filings and (iv) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3460 or by email at philip.hinkle@dechert.com or Thomas J. Friedmann by telephone at 617.728.7120 or by email at thomas.friedmann@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

cc:	Thomas P. Majewski, Chief Executive Officer, Eagle Point Credit Company Inc.
Nauman S. Malik, General Counsel, Eagle Point Credit Management LLC
Thomas J. Friedmann, Dechert LLP

ANNEX A

Interest payments on borrowed funds (as a percentage of pro forma net assets)	4.53%

June 30, 2016 Assets and Liabilities (Unaudited)
Based on Consolidated Statements of Assets and Liabilities as of June 30, 2016 (Unaudited)

Total Assets	$330,384,881
Total Liabilities	111,673,112
NET ASSETS as of June 30, 2016	$218,711,769

Pro Forma Leverage Calculation

As of June 30, 2016
Mandatorily redeemable preferred stock (1,818,000 shares outstanding)	$45,450,000
Unsecured notes (1,999,950 notes outstanding)	49,998,750
Leverage as of June 30, 2016	95,448,750

Pro Forma Adjustments
August 2016 issuance of Series 2020 Notes (Principal Amount)	10,000,000
Assumed issuance of unsecured notes *	10,500,000
Assumed issuance of mandatorily redeemable preferred stock *	10,500,000
Pro Forma and Assumed Leverage	31,000,000

TOTAL PRO FORMA LEVERAGE	$126,448,750

* Assumed issuance of unsecured notes and mandatory redeemable preferred stock is based on a total pro forma leverage ratio of 35% of pro forma total assets

Pro Forma Leverage Ratio Calculation

Total Assets as of June 30, 2016 (Unaudited)	$330,384,881
August 2016 issuance of Series 2020 Notes (net proceeds)	9,865,000
Assumed issuance of unsecured notes *	10,500,000
Assumed issuance of mandatorily redeemable preferred stock *	10,500,000

Pro Forma Total Assets	$361,249,881

Pro Forma Net Assets	$218,711,769

Total Pro Forma Leverage	$126,448,750

Pro Forma Leverage Ratio	35.00%

* Assumed issuance of unsecured notes and mandatory redeemable preferred stock is based on a total pro forma leverage ratio of 35% of pro forma total assets

Pro Forma Interest Payment Calculations

Based on Consolidated Statements of Operation for the quarter ended June 30, 2016 (Unaudited):
Interest expense on Series A Term Preferred Stock @ 7.75%	$956,649
Note: Series A Term Preferred Stock was outstanding for the entire period.

Interest expense on Series 2020 Notes (for the quarter ended June, 2016) @ 7.00%	660,027
Note: $25 million aggregate principal amount of Series 2020 Notes was outstanding for the entire period. An additional $24,998,750 aggregate principal amount of Series 2020 Notes were issued on June 1, 2016 and such additional amount was not outstanding for the entire period.

Total interest (for the quarter ended June 30, 2016)	1,616,676

Additional interest expense on June 2016 issuance of unsecured notes @ 7.00%	291,666
Note: Because $24,998,750 of aggregate principal amount of Series 2020 Notes were not outstanding in April and May 2016, this adjustment reflects the expenses as if such notes were outstanding for the entire period.

Adjusted total interest (for the quarter ended June 30, 2016)	1,908,342

Annualized interest expense on leverage as of June 30, 2016 ($45.5 million liquidation preference of Series A Term Preferred Stock and $50.0 million aggregate principal amount of Series 2020 Notes)	7,633,368

Pro Forma Adjustments
Annual interest expense on August 2016 issuance of $10 million aggregate principal amount of Series 2020 Notes @ 7.00%	700,000
Annual interest expense on $21 million of additional assumed preferred stock and unsecured notes @ average rate of 7.50%	1,575,000

Annualized Interest Expense on Pro Forma Adjustments	2,275,000

TOTAL ANNUALIZED INTEREST EXPENSE ON BORROWED FUNDS	$9,908,368